UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        Gateway Industries, Inc. ("GTW")
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                     (CUSIP Number)

                                        - copy to -

         Frank C. MacKay, Jr.                         D. David Cohen
         20 Washington Avenue                         500 No. Broadway
         Miller Place, NY 11764                       Suite 133
         (631) 369-0094                               Jericho, N.Y. 11753
                                                      (516) 93301700

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                                 RECEIVE NOTICES AND COMMUNICATIONS)

                                 MARCH 21, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e),or 240.13d-1 (f), or 240.13d-1 (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                                                      Page 2 of 5 Pages

1   NAME OF REPORTING PERSON FRANK C. MACKAY, JR.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions) NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

NUMBER OF                           SOLE VOTING POWER        405,840
SHARES
BENEFICIALLY                        SHARED VOTING POWER
OWNED BY
EACH                                SOLE DISPOSITIVE POWER   405,840
REPORTING
PERSON WITH                         SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          (See Item 5 herein)

          63,280 ADDITIONAL SHARES ACQUIRABLE BY CURRENTLY EXERCISABLE OPTIONS, WHICH ADDED TO 405,840 DIRECTLY OWNED SHARES EQUALS 469,120 SHARES.

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                      []

                               NO SHARES EXCLUDED.

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       10%

14     TYPE OF REPORTING PERSON (See Instructions)
                                   INDIVIDUAL





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ITEM 1. SECURITY AND ISSUER.

         The class of securities to which this statement relates is the common stock, par value $.O1 per share (the "Common Stock"), of GATEWAY INDUSTRIES, Inc. (the "Company"). The Company's principal executive offices are located at 150 EAST 52ND STREET, 21ST FLOOR, NEW YORK, NY 10022.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is being filed by FRANK C. MACKAY, JR.

         (b) The business address for FRANK C. MACKAY is 20 WASHINGTON AVENUE, MILLER PLACE, NY 11764.

          (c) MR. MACKAY is a private investor.

         (d) MR. MACKAY has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) MR. MACKAY has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fording any violation with respect to such laws.

          (f) MR. MACKAY is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            NOT APPLICABLE

ITEM 4. PURPOSE OF TRANSACTION

         MR. MACKAY acquired shares for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)  Aggregate number of shares of Common Stock beneficially owned: 405,840
          Percentage: 10%

     (b)  1. Sole power to vote or to direct  vote:  405,840
          2. Shared  power to vote or to direct vote: -0-
          3. Sole power to dispose or to direct the disposition: 405,840
          4. Shared power to dispose or to direct the disposition: -0-





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     (c) During the 60 days prior to the filing hereof,  Mr. MacKay from time to time has purchased shares of Common Stock in the open market, as follows:

                                                            Per Share
         Date of                            Number of       Purchase
         Purchase                           Shares          Price


         NONE


         (d) Except as set forth in Item 5(b) of this Schedule 13D (which answer is incorporated herein by reference), no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by MR. MACKAY.

         (e) NOT APPLICABLE.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         NONE. MR. MACKAY IS A EMPLOYEE/OFFICER OF A SUBSIDIARY OF THE ISSUER.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         NONE.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: MARCH 25, 2003

                                                         /s/Frank C. MacKay, Jr.
                                                         -----------------------
                                                            Frank C. MacKay, Jr.


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